Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	2013 (1)	2012 (1)	2011 (1)	2010 (1)	2009 (1)

Income before extraordinary item	$311	$417	$770	$442	$372
Equity in earnings of unconsolidated affiliates, net of distributions	(58)	8	8	13	(3)
Income taxes	470	341	404	263	176
Capitalized interest	(11)	(9)	(4)	(9)	(4)
	712	757	1,178	709	541

Fixed charges, as defined:
Interest	484	569	583	621	644
Capitalized interest	11	9	4	9	4
Interest component of rentals charged to operating expense	7	9	14	26	12
Total fixed charges	502	587	601	656	660

Earnings, as defined	$1,214	$1,344	$1,779	$1,365	$1,201

Ratio of earnings to fixed charges	2.42	2.29	2.96	2.08	1.82
________

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2013, 2012, 2011, 2010, and 2009 is interest income of $6 million, interest income of $11 million, interest income of $12 million, interest expense of $9 million and interest income of $3million respectively, which is included in income tax expense.